Filed Pursuant to Rule 433
Registration No. 333-158060
April 1, 2009

NATIONAL FUEL GAS COMPANY

Final Term Sheet

April 1, 2009

Issuer:	National Fuel Gas Company
Security:	8.75% Notes due 2019
Size:	$250,000,000
Maturity:	May 1, 2019
Coupon (Interest Rate):	8.75% per annum
Yield to Maturity:	8.784%
Spread to Benchmark Treasury:	612.5 basis points
Benchmark Treasury:	2.75% due February 15, 2019
Benchmark Treasury Yield:	2.659%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2009
Redemption Provision:	Make-Whole Call, at any time at a discount rate of
Treasury plus 50 basis points
Price to Public:	99.762%
Settlement Date:	April 6, 2009
CUSIP:	636180BJ9
Ratings:	Baa1 (Moody’s)/BBB (S&P)/A- (Fitch)*
Joint Book-Running Managers:	Banc of America Securities LLC and J.P. Morgan
Securities Inc.
Co-Managers:	HSBC Securities (USA) Inc., Mitsubishi UFJ
Securities (USA), Inc., PNC Capital Markets LLC,
BNY Mellon Capital Markets, LLC and RBS
Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC or J.P. Morgan Securities Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling J.P. Morgan Securities Inc. at 1-212-834-4533.